# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SPAR Group, Inc., CIK 0001004989
CUSIP: 784933103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 110 EAST BOULEVARD, SUITE 1600, CHARLOTTE, North Carolina (NC), 28203
Date of event which requires filing of this statement: 01/01/2013
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002162563

## Reporting persons
- Villani Kimberly Marion: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,408,000; shared voting power 0; sole dispositive power 1,408,000; shared dispositive power 0; aggregate amount beneficially owned 1,408,000 (4.9% of the class)

## Item 1. Issuer
Name of issuer: SPAR Group, Inc.
Address of issuer's principal executive offices: 110 EAST BOULEVARD, SUITE 1600, CHARLOTTE, NORTH CAROLINA, 28203.

## Item 2. Person Filing
Name of person filing: Kimberly M. Villani
Address of principal business office or, if none, residence:
14 Bridlewood Drive
New Hope, Pennsylvania 18938
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of January 1, 2023, the Reporting Person had shared or sole voting and dispositive power over 1,913,000 shares, representing 8.45% of the shares of common stock then outstanding. The Reporting Person's has shared voting and dispositive power over 1,000,000 shares. The Reporting Person's shared voting and dispositive power over such shares was by virtue of her serving as trustee of the following trust:

SP/R, Inc. Defined Benefit Pension Trust - 1,000,000 shares

The Reporting Person's had sole voting and dispositive power over 913,000 shares by virtue of her holdings of 33,000 shares in personal investment accounts and by virtue of her serving as trustee of the following trusts:

Grantor Trust of Heather H. Roseberry - 700,000 shares
Trust II of Robert G. Brown - 180,000 shares

The Reporting Person resigned as trustee of the SP/R, Inc. Defined Benefit Pension Trust on October 31, 2023. The Reporting Person resigned as trustee of the Trust II of Robert G. Brown on September 30, 2026.

The Reporting Person became the trustee for the Grantor Trust of Rory W. Brown on January 31, 2025. As of the date of this Schedule 13G, the Reporting Person has sole voting and dispositive power over 8,000 shares, and serves as trustee of the following trusts, for which the Reporting Person has sole voting and dispositive power over the shares held by each trust:

Grantor Trust of Rory W. Brown - 700,000
Grantor Trust of Heather H. Roseberry - 700,000

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13d or 13g of the Act, the beneficial owners of any securities covered by this Schedule 13G.
Percent of class: 4.96%
Sole power to vote or to direct the vote: 1,408,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,408,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Villani Kimberly Marion: Kimberly Marion Villani, Individual (10/30/2026)